

June 18, 2015

VIA E-MAIL
Mr. Keith A. Cline
Executive Vice President and Chief Financial Officer
La Quinta Holdings, Inc.
909 Hidden Ridge, Suite 600
Irving, Texas 75038

> **Re: La Quinta Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on February 25, 2015**
> **File No. 001-36412**

Dear Mr. Keith A. Cline:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 18 – Segments, pages 125 – 127

1.   As disclosed on page 7, you indicate that you do not distinguish or group your operations on a geographical basis when measuring performance and as a result you believe you have a single reportable geographic segment for disclosure purposes.   However, on page 9, you indicate that you have organized your owned hotel operations into 15 regions and management for each region reports directly to your senior management and are responsible for the day-to-day operations, guest experience, and profitability of its hotels. These disclosures appear to contradict each other.   Please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 - 3468 or me at (202) 551 - 3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief